Filed by Seven Seas Petroleum Inc.
                         Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Seven Seas Petroleum Inc. Registration No. 333-53470



                     [SEVEN SEAS LETTERHEAD]

Dear Shareholder,

Enclosed please find a copy of a Current Report on Form 8-K that we recently filed with the Securities and Exchange Commission. This report contains a discussion of the global agreement we recently signed with our partners in the Guaduas Oil Field regarding their participation in 1) the 36-mile Guaduas - La Dorada pipeline and related production facilities and 2) the drilling of the subthrust exploration well.

Additionally, we are sending a new proxy card. If you have already executed and mailed the original and are satisfied with your execution of that original, there is no need to complete this card. If you decide to execute and mail this card, it will replace the original. To be effective, proxies must be received before 5:00 p.m. (Eastern Standard Time) on February 27, 2001 by Computershare Investor Services, Inc. (f/k/a Montreal Trust Company of Canada), 100 University Avenue, Toronto, Ontario M5J 2Y1.

                                   Sincerely,

                                   ROBERT A. HEFNER III
                                   Robert A. Hefner III
                                   Chairman of the Board and
                                   Chief Executive Officer

The enclosed documents contain important information and we urge you to read them. Additional copies of the Form 8-K are available for free from us or at the SEC's website (www.sec.gov).

               SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C. 20549

                            FORM 8-K

                         CURRENT REPORT


     Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934


  Date of Report (Date of earliest event reported) January 31, 2001


                    SEVEN SEAS PETROLEUM INC.
     (Exact Name of registrant as Specified in its Charter)

         Yukon Territory               0-22483               73-468669
(State or Other Jurisdiction of (Commission File Number)  (I.R.S. Employer
Incorporation or Organization)                             Identification
                                                              Number)

          5555 SAN FELIPE, SUITE 1700, HOUSTON, TEXAS      77056
            (Address of Principal Executive Offices)    (Zip Code)


          Registrant's telephone number, including area code: (713) 622-8218

Item 5.        Other Events

     On January 25, 2001, three of our wholly-owned subsidiaries signed agreements with our association contract partners that resolve disputes concerning the partners' participation in the 36-mile Guaduas - La Dorada pipeline and the related production facilities and their participation in the subthrust exploration well. The following summarizes the agreements executed on January 25, 2001 by the subsidiaries (GHK Company Colombia, Seven Seas Petroleum Colombia, Inc. and Petrolinson, S.A.) and Sociedad Internacional Petrolera S.A. and Cimarrona, L.L.C. In addition to the following information, we refer readers to our Registration Statement on Form S-4 (Registration No. 333-53470) and the management information circular/prospectus included therein. This information may be obtained free at the SEC's website (www.sec.gov) and at the company's website (www.sevenseaspetro.com) within the section entitled "Financial Reporting" and the subsection "SEC Filings."

     1.   La Dorada Pipeline and Guaduas Field Production Facilities.

          a. Sociedad International, known as Sipetrol, and Cimarrona approved all authorizations for expenditure (referred to as AFEs) and agreed to participate in the construction and operation of the La Dorada Pipeline and Guaduas Field production facilities.

          b. Sipetrol (32.9%) and Cimarrona (9.4%) paid their proportionate parts of pipeline expenditures to-date
($4,769,113).

          c. All parties agreed to escrow their proportionate parts of the differences between the total of all pipeline and production facilities AFEs ($23,290,000) and amounts actually spent to-date, or $18,520,887. Our proportionate part of this amount is $10,686,552; Sipetrol's proportionate part is $6,093,372 and Cimarrona's proportionate part is $1,740,963. The escrow agreements permit parties freely to withdraw funds so long as the funds are to be used for pipeline construction purposes.

          d. The unauthorized use of escrowed funds will subject a party to liquidated damages in an amount equaling three (3) times the unauthorized withdrawal amount.

     2. Extension of the Relinquishment Date for the Dindal association contract Area. The parties agreed to seek the extension of the date for relinquishment of certain areas covered by the Dindal association contract for a minimum of 18 months, and for 36 months and perhaps longer if all required operations under the "on-top" contract (described below) are accomplished. This will allow additional time to exploit and retain currently undrilled areas covered by the Dindal association contract. The request will also seek a first option to negotiate a service agreement which would enable the parties to continue to operate the properties covered by the Dindal association contract after its termination.

     3.   On-Top Contract.

          a. The parties executed a letter to Ecopetrol, confirming their prior proposal submitted September 21, 2000, to negotiate a new twenty-eight year association contract, which we refer to as the "on-top" contract, applicable to formations below the stratigraphic equivalent of the deepest producing formation in the Guaduas Field underlying the current Dindal contract area, which we refer to as the "deep rights" (the deep rights include the subthrust formations as well as shallower formations). The on-top contract will effectively be an amendment to the Dindal association contract and should enable us to retain the entire acreage in the Dindal block for the subthrust structure. The letter requests and authorizes Ecopetrol to name GHK Company Colombia to be the operator of all activities pertaining to these deep rights and to issue the on-top contract to us, without Sipetrol's and Cimarrona's participation, other than with regard to certain rights and obligations existing among the parties as the result of the exploration agreement, described below.

          b. The September 21, 2000 letter referred to above was an acceptance, by all of the parties, of a previous offer from Ecopetrol to formally apply for the on-top contract.
Subsequently, the Ecopetrol board of directors approved further actions designed to negotiate the final terms of the on-top contract. If approved as currently being negotiated, the on-top contract:

               o will effectively be an amendment to the current Dindal association contract;

               o would enable us to retain the entire acreage in the current Dindal association contract area as to the deep rights;

               o would, upon Ecopetrol electing to participate in the development of an oil discovery in the deep rights, increase our initial interest to 70% as compared to an initial interest of 50% owned by all of the associates under the current Dindal association contract; and

               o following the production of certain volumes of oil, our interest in the deep rights would gradually reduce to 35%, as opposed to 30% under the current Dindal association contract.

No bond or other security for drilling obligations would be required; however, we would be required, over a three-year period, to accomplish certain drilling obligations.

          c. The 36-month exploration period would be divided into two eighteen month phases. During the first phase, we would commit to drill a well to a depth at least 3,000 feet deeper than the current base of the Guaduas Field. At the end of the first phase, we would have an option to either terminate the on-top contract or drill another well to the same targets as those for the first well. Certain lands attributable to each well which is capable of production will, at the termination of the on-top contract or any extensions to the term thereof, be retained and owned by the parties as provided in the exploration agreement.

     4.   The Exploration Agreement.

          a. Under the exploration agreement, Sipetrol and Cimarrona agreed to permit us to earn a portion of their interests in the deep rights, whether or not the on-top contract is issued, by drilling a test well to specific depths within the deep rights and completing the well as a "producing well," defined for this purpose as being capable, during testing operations, of at least production sufficient to generate $1,175 per day of revenue. If the test well is drilled to a depth which is at least as deep as the shallower of 15,000 feet or a depth of 3,000 feet below the Cambao Fault (we have previously referred to such a well as a "subthrust well"), we would earn interests in all of the deep rights. If the test well is drilled to a shallower depth within the deep rights, we would earn interests down to 100 feet below the deepest producing perforations in the well.

          b. If the on-top contract is issued, we will immediately execute and deliver to Sipetrol an assignment of a 4.86115% overriding royalty interest. Sipetrol may convert the interest into a 16.45% working interest after the first phase test well under the on-top contract is drilled, logged, tested and determined to be a producing well as provided in the exploration agreement. We will assign to Cimarrona a 9.4% working interest, if and when we have recovered 500% of all costs attributable to the drilling, completion, equipping and operating the test well.
We will have 12 months from the effective date of the on-top contract to commence the test well. We will have until September 30, 2002 to drill and test the well to determine if it is a producing well and to furnish Sipetrol and Cimarrona certain information in connection therewith. There are provisions for replacement wells if we are unable to drill the test well to the deepest required depth or if we complete the well at a lesser depth. Sipetrol must exercise its right to convert it overriding royalty interest to a working interest within 30 days after it is provided all required drilling and testing information for the test well. If it elects to convert to a working interest, Sipetrol must pay its share of completion costs (other than those associated with testing operations), equipping costs and the costs of producing the well. In the event the second phase well under the on-top contract is proposed, Seven Seas, Cimarrona and Sipetrol, if it has elected to convert its overriding royalty interest to a working interest, must either participate or suffer a 500% penalty for such well.

          c. In the event the on-top contract is not issued, we will still have the right, prior to January 2002, to commence the drilling of the test well. If the well is drilled to a required depth and completed as a producing well, upon furnishing certain required information, Sipetrol will assign to us either, at Sipetrol's sole election,

               o 50% of Sipetrol's working interests in the earned deep rights, or

               o all of its working interest in the earned deep rights subject to the overriding royalty interest described above.

Cimarrona will assign to us all of its rights to receive revenues from such well until a 500% penalty has been recovered by us.

          d. If we fail to timely drill and complete the test well, either under or without the on-top contract, Sipetrol and Cimarrona will have a reciprocal right to drill the well, under the same terms granted to us if we drill the well, except that Sipetrol and Cimarrona will have the right to name a new operator for the deep rights and our overriding royalty interest (which we may convert to a working interest or elect to take in lieu of a working interest, as was the right of Sipetrol described above) will be 8.52541%.

          e. Under all of the arrangements, unearned depths are assigned to all parties, according to their interests under the Dindal association contract.

          f. In the event no party drills the test well, the only consequence of such failure will be the termination of the exploration agreement.

     5. Amendment to Operating Agreements. The parties executed an agreement to amend both the Dindal and Rio Seco operating agreements:

          o    to increase the interest rate applicable to late payments;

          o to clarify the interrelationship between work programs, budgets and expenditures, and the actions of the operating committee in connection therewith;

          o    to make communications with the government more efficient;

          o to clarify and expand the circumstances under which a change of operator may occur;

          o    to clarify the AFE process; and

          o to clarify provisions dealing with default as the result of failure to pay joint account expenses or a party becoming unable to fulfill certain financial obligations.

     6. GHK Company Colombia/Sipetrol Side Letter. GHK Company Colombia, in its capacity as operator, executed an agreement with Sipetrol which acknowledged that Sipetrol has fully paid all invoices and cash calls transmitted on or before October 1, 2000 and that Sipetrol owes the operator no amounts pertaining thereto, including interest. In return, Sipetrol agreed to waive all audit rights pertaining to all billings, charges and cash calls made by the operator on or before October 1, 2000.

     7. The Closing. At the closing the parties executed the exploration agreement; the letter to Ecopetrol seeking the on-top contract; a letter agreeing to jointly request, and agreeing that GHK Company Colombia may request on everyone's behalf if it is more convenient, the Dindal contract extension; the La Dorada Pipeline and Guaduas Field Production Facilities Agreement; the Amendment to Operating Agreements; and the side letter between Sipetrol and GHK Company Colombia. All parties took actions to establish and fund their respective escrow agreements.


Item 7.        Financial Statements and Exhibits

     (c)  Exhibits

          10(a) Exploration Agreement dated January 25, 2001, between GHK Company Colombia, Seven Seas Petroleum Colombia, Inc. and Petrolinson S.A. and Sociedad Internacional Petrolera S.A. and Cimarrona, L.L.C.

          10(b)  La Dorada Pipeline and Guaduas Field
                 Production Facilities Agreement dated January 25, 2001, between GHK Company Colombia, Sociedad
                 Internacional Petrolera S.A., Cimarrona, L.L.C.,
                 Seven Seas Petroleum Colombia, Inc. and
                 Petrolinson S.A.

          10(c)  Amendments to Operating Agreement dated
                 January 25, 2001, between GHK Company Colombia,
                 Sociedad Internacional Petrolera S.A., Cimarrona, L.L.C., Seven Seas Petroleum Colombia, Inc. and
                 Petrolinson S.A.

                           SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                                SEVEN SEAS PETROLEUM INC.

                                By:    LARRY A. RAY
                                Name:  Larry A. Ray
                                Title: President

Date:  January 31, 2001